Mail Stop 4561

July 28, 2006

Lisa M. Dillon
Vice Chairman
Vail Banks, Inc.
P.O. Box 6580
0015 Benchmark Road, Suite 300
Avon, Colorado 81620-6580

RE: Vail Banks, Inc.
   Schedule 14A
   Filed on June 27, 2006
   File Number 0-25081

Dear Ms. Dillon:

       We have reviewed the above referenced filing and have the following comments.
Where indicated, we think you should revise your document in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with information
so we may better understand your disclosure. After reviewing this information, we may
raise additional comments.

       The purpose of our review process is to assist you in your compliance with the
applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you
may have about our comments or any other aspect of our review. Feel free to call us at
the telephone numbers listed at the end of this letter.

Schedule 14A

General

1. Please provide a copy of the Allen & Company board book to the staff.

2. Please confirm that you did not provide financial projections to U. S. Bancorp.

3. Please provide a form of proxy, marked as a preliminary copy, with your amended filing.

Interests of Vail Banks' Directors…, page 8

4. Please identify each officer and director and state the cash he is to receive and its source (i.e., equity-based compensation) in the transaction.

Certain Relationships…, page 9

5. Please briefly contrast the new agreement with the superseded Change in Control agreement you had with Mr. Chester.

Background of the Merger, page 17

6. At various places, such as the next to last paragraph on page 18 and the middle of page 21, you discuss different change in control payment levels. Please explain the reason for the apparent uncertainty as to the appropriate amount for the change in control payments.

7. Please clarify why the other expressions of interest were inferior to that of UBS.

Opinion of Financial Advisor, page 26

8. Both here and in Appendix C, please delete the language that the opinion was provided "solely" for the board's benefit.

Discounted Cash Flow Analysis, page 30

9. Please quantify the total estimated payment to Allen & Company, referenced in the second paragraph on page 32.

Change in Control Agreements, page 35

10. Please disclose, with quantification, the "certain benefits" referenced in the first paragraph on page 36.

11. For each of the persons listed in the second paragraph, please provide a table showing the aggregate amount they are expected to receive in change in control payments.

Where You Can Find More Information, page 59

12. Since you are not S-3 eligible, you cannot incorporate by reference. Please revise.

* * * * *

Closing Comments

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       If you have any questions please contact David Lyon at 202-551-3421, or me at 202-551-3698.

Sincerely,

Mark Webb
Legal Branch Chief

By FAX: Rob Mintz
       Fax number 303-899-7333